Form 51-102F3
Material Change Report

PART 1	GENERAL INSTRUCTIONS AND INTERPRETATION

(a)	Confidentiality

          If this Report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

(b)	Use of “Company”

          Wherever this Form uses the word “company” the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c)	Numbering and Headings

          The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d)	Defined Terms

          If a term is used but not defined in this Form, refer to Part 1 of National

          Instrument 51-102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e)	Plain Language

          Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2	CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Natcore Technology Inc. 189 N. Water Street, Suite 700 Rochester, NY 14604

Item 2	Date of Material Change

March 29, 2016

Item 3	News Release

A news release was disseminated on March 29, 2016 through the facilities of PR Newwire’s Canadian distribution.

Item 4	Summary of Material Change

The Company has reached an efficiency level of 17.5% for its laser processed cells through further refinement of its all-back contact silicon cell structure.

Item 5	Full Description of Material Change

The Company has reached an efficiency level of 17.5% for its laser processed cells which is nearly equivalent to typical commercial cells sold today. The Company’s new cell design is producing short-circuit currents above 40 mA/cm2 and open-circuit voltages above 0.65V.

To quantify potential cost advantages from the Company’s new design for potential partners, the Company has retained a highly respected independent laboratory to prepare an analysis comparing the cost of producing solar cells using the Company’s process with that of making cells using existing manufacturing methods.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Charles Provini is knowledgeable about the material change and the Report and may be contacted (585) 286-9180.

Item 9	Date of Report

March 29, 2016